EXHIBIT 99.1

(1)	Banro Group (Barbados) Limited also has outstanding the Barbados Preferred Shares (as defined in the Circular), which will be exchanged for common shares of the Company as part of the Recapitalization.

(2)	Each of Namoya (Barbados) Limited and Twangiza (Barbados) Limited also has outstanding the Exchangeable Preferred Shares (as defined in the Circular), which will be exchanged for common shares of the Company as part of the Recapitalization.

*The following entities are wholly owned immaterial subsidiaries of the Company and are not Guarantors of the Notes: Banro (British Virgin Islands) Limited, Banro Hydro SARL (DRC) and Banro American Resources Inc. (Delaware).